
ATRIUM
INNOVATIONS


07028914


SEC MAIL
RECEIVED
PROCESSING
DEC 28 2007
WASH. DC
186
SECTION

December 20, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

1. **Registraire des entreprises (Québec), Amending Declarations**
2. **TSX, Form 3 - Submission - Change in Officers / Directors / Trustees**
3. **Corporations Canada, Form 6 - Changes Regarding Directors**

Yours truly,

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

Manon Deslauriers
Corporate Secretary

Encl.

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

Formulaire 3 - Changement de dirigeants / administrateurs / fiduciaires

Émetteur: Atrium Innovations Inc.

Titre de politesse: M.
Prénom: Claude
Autre(s) prénom(s): s/o
Nom: Lamoureux
Date de naissance (MM/JJ/AAAA): 09/20/1942
Un formulaire de renseignements personnels (FRP) a-t-il été déposé?: Non Quand:

Type de changement	Titre du poste	Date d'entrée en vigueur
Nouveau	administrateur	12/17/2007

Titre de politesse: M.
Prénom: Luc
Autre(s) prénom(s): s/o
Nom: Dupont
Date de naissance (MM/JJ/AAAA): 06/06/1967
Un formulaire de renseignements personnels (FRP) a-t-il été déposé?: Oui Quand: 02/09/2005

Type de changement	Titre du poste	Date d'entrée en vigueur
Destitution/Démission	administrateur	12/17/2007

Déposé au nom de l'émetteur par :

Nom: Linda Vien
Téléphone: 418652l116266
Courriel: lvien@atrium-bio.com
Date de l'envoi:
Dernière mise à jour:

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

Form 6 - Formulaire 6

Changes Regarding Directors - Changements concernant les administrateurs

(Sections 106 and 113(1) of the CBCA - article 106 et paragraphe 113(1) de la LCSA)

Processing Type - Mode de traitement: E-Commerce / Commerce-É **Date Filed - Date de dépôt:** 2007-12-20

1 Corporation name - Dénomination sociale de la société
ATRIUM INNOVATIONS INC.

2 Corporation No. - N° de la société
369384-8

3 The following person(s) is (are) newly appointed director(s):
La(les) personne(s) suivante(s) est(sont) nouvellement nommée(s) administrateur(s):

Name - Nom	Effective Date - Date d'entrée en vigueur
CLAUDE LAMOUREUX	2007-12-17

4 The following person(s) ceased to be director(s):
La(les) personne(s) suivante(s) cesse(nt) d'agir à titre d'administrateur(s):

Name - Nom	Effective Date - Date d'entrée en vigueur
LUC DUPONT	2007-12-17

5 Members of the board of directors (list all board members including newly appointed director(s)):
Membres du conseil d'administration (liste de tous les membres du conseil, y compris les administrateurs nouvellement nommés):

Name - Nom	Residential Address - Adresse domiciliaire	Canadian Resident (Y/N) Résident canadien (O/N)
GÉRARD LIMOGES	311 AVENUE KENSINGTON WESTMOUNT, QUEBEC CANADA H2Z 2H2	Y
YVSE JULIEN	464, AVENUE CLARKE WESTMOUNT, QUEBEC CANADA H3Y 3C7	Y
PIERRE LAURIN	45 RUE DES FAUVETTES VERDUN, QUEBEC CANADA H3E 1X4	Y
ALAIN BOUCHARD	6 RUE NOGENT VILLE DE LORRAINE, QUEBEC CANADA J6Z 4J9	Y
YVON BOLDUC	1, BOUL. GOUIN EST MONTRÉAL, QUEBEC CANADA H3L 1A6	Y
JACQUES GAUTHIER	2011, RUE DES SAULES ST-BRUNO, QUEBEC CANADA J3V 5Z8	Y
PLACIDE POULIN	583, STE-MADELEINE STE MARIE BEAUCE, QUEBEC CANADA G6E 3H9	Y
CAROLE ST-CHARLES	735, MARIE-VICTORIN VERCHÈRES, QUEBEC CANADA J0L 2R0	Y
PIERRE FITZGIBBON	5 RUE D'AUTEUIL, APP. 201 QUÉBEC, QUEBEC CANADA G3A 2T1	Y
CLAUDE LAMOUREUX	20 DUNBAR ROAD TORONTO, ONTARIO CANADA M4W 2X6	Y

6 Change of address of a director:
Changement d'adresse d'un administrateur:

Name - Nom	Residential Address - Adresse domiciliaire

7 Declaration - Déclaration:
I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.
J'atteste par la présente que je possède une connaissance suffisante de la société et que je suis autorisé à signer et à soumettre le présent formulaire.

Print Name - Nom en lettres moulées
MANON DESLAURIERS

Telephone number - Numéro de téléphone
418-652-1116 x245

Signature

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the *CBCA*).
Nota: Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la *LCSA*).

Canada

Registraire des entreprises
Québec

Déclaration modificative

Personne morale

Loi sur la publicité légale des entreprises individuelles, des sociétés et des personnes morales (L.R.Q., c. P-45, art. 34)

Remplir les deux exemplaires du formulaire.

Nom de la personne morale - Inscrire le nom apparaissant actuellement au registre des entreprises.

Atrium Innovations Inc.	Obligatoire **Numéro d'entreprise du Québec (NEQ)** 1 1 4 9 0 1 5 7 1 2

Remplir uniquement les sections où une modification doit être effectuée.

1 - Identification

Une modification au nom entraînera le remplacement du nom déclaré au registre. Inscrire le nouveau nom de la personne morale si celui-ci a été légalement changé. Cette déclaration ne constitue pas une procédure légale de changement de nom. Si ce nom est dans une autre langue que le français, déclarer la version française de ce nom s'il en existe une, sinon voir la section 4E.

A) Nom et domicile

Nouveau nom

Version dans une autre langue, s'il y a lieu

Domicile - Inscrire la nouvelle adresse, s'il y a lieu.

N°	Nom de la rue, app./bureau
Municipalité/ville	Province/État
Code postal	Pays

B) Domicile élu (adresse de correspondance)

Marquer d'un X si vous désirez retirer l'adresse de correspondance déjà déclarée au registre. ☐

Pour déclarer ou modifier une adresse de correspondance, remplir toutes les cases ci-dessous.

Nom du destinataire

N°	Nom de la rue, app./bureau
Municipalité/ville	Province/État
Code postal	Pays

2 - Forme juridique

Inscrire le code correspondant à la nouvelle forme juridique. Cette dernière ne peut être modifiée que dans les limites légales permises.

Codes : **CIE** Compagnie, **COP** Coopérative, **MUT** Mutuelle d'assurance, **APE** Association personnifiée, **SYC** Syndicat de copropriété, **AU** Autre

Si autre, le **détailler** obligatoirement.

Code	Loi constitutive	Lieu (province/État/pays)	Date de constitution

3 - Dispositions particulières

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ et la section correspondante.

A) Continuation ou transformation

Marquer d'un X si la personne morale a fait l'objet d'une continuation ou d'une transformation depuis sa dernière déclaration et inscrire l'information appropriée.

Continuation ☐ Transformation ☐	Nouvelle loi applicable	Lieu (province/État/pays)	Année Mois Jour

B) Fusion ou scission - Marquer d'un X si la personne morale a fait l'objet d'une fusion simplifiée ou d'une scission depuis sa dernière déclaration et inscrire l'information appropriée.

Fusion ☐ Scission ☐	Lieu (province/État/pays)	Année Mois Jour

Inscrire les nom, domicile et numéro d'entreprise du Québec (NEQ), s'il y a lieu, de toutes les personnes morales partie à cette fusion simplifiée (les composantes) ou à cette scission.

Numéro d'entreprise du Québec (NEQ) 1 1

Nom

N°	Nom de la rue, app./bureau
Municipalité/ville	Province/État
Code postal	Pays

Numéro d'entreprise du Québec (NEQ) 1 1

Nom

N°	Nom de la rue, app./bureau
Municipalité/ville	Province/État
Code postal	Pays

Numéro d'entreprise du Québec (NEQ)	
NEQ	1 1 4 9 0 1 5 7 1 2

3 - Dispositions particulières (suite)

C) Avis d'intention de dissolution ou de liquidation - Marquer la case appropriée d'un X.

Lorsque que l'avis d'intention de se dissoudre se rapporte à une personne morale régie par la *Loi sur les compagnies*, une demande de dissolution doit également être présentée au registre des entreprises.

La personne morale déclare qu'elle a l'intention :		La personne morale déclare qu'elle n'a plus l'intention :	
de se liquider ou de demander sa liquidation ☐	de se dissoudre ou de demander sa dissolution ☐	de se liquider ou de demander sa liquidation ☐	de se dissoudre ou de demander sa dissolution ☐

4 - Informations générales

A) Nature des deux principaux domaines d'activité de la personne morale

En cas de modification, réinscrire les deux principaux domaines d'activité.	*Réservé à l'administration*
1er domaine d'activité	*Code d'activité*
2e domaine d'activité (s'il y a lieu)	*Code d'activité*

B) Nombre de salariés au Québec - Marquer la case appropriée d'un X.

0 Aucun ☐	A De 1 à 5 ☐	C De 11 à 25 ☐	E De 50 à 99 ☐	G De 250 à 499 ☐	I De 750 à 999 ☐	K De 2 500 à 4 999 ☐
	B De 6 à 10 ☐	D De 26 à 49 ☐	F De 100 à 249 ☐	H De 500 à 749 ☐	J De 1 000 à 2 499 ☐	L 5 000 et plus ☐

C) Période d'existence

	Année	Mois	Jour
Si l'existence légale de la personne morale est limitée dans le temps, inscrire la date de cessation prévue.			

D) Identification des établissements au Québec

- Tout changement concernant l'établissement principal doit être déclaré dans la section prévue à cette fin.
- Pour ajouter ou retirer un établissement, inscrire le nom, l'adresse complète de cet établissement et les deux principaux domaines d'activité qui y sont exercés.
- Pour modifier ou ajouter soit le nom, l'adresse, les deux principaux domaines d'activité d'un établissement, ou pour déclarer une activité à déclaration obligatoire, inscrire toutes les coordonnées désignant cet établissement sous « ajout ».
  Pour retirer un établissement, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement. Pour déclarer la cessation de la vente de tabac au détail, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement concerné.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

Établissement principal au Québec

Ajout			Retrait de l'établissement principal ☐ Retrait vente de tabac au détail seulement ☐		
Nom			Nom		
N°	Nom de la rue, app./bureau		N°	Nom de la rue, app./bureau	
Municipalité/ville			Municipalité/ville		
Province		Code postal	Province		Code postal
Principaux domaines d'activité de cet établissement		*Réservé à l'administration*	Principaux domaines d'activité de cet établissement		*Réservé à l'administration*
1er domaine d'activité		*Code d'activité*	1er domaine d'activité		*Code d'activité*
2e domaine d'activité (s'il y a lieu)		Code d'activité	2e domaine d'activité (s'il y a lieu)		Code d'activité

➜ Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001). ☐

Autres établissements

Ajout			Retrait de cet établissement ☐ Retrait vente de tabac au détail seulement ☐		
Nom			Nom		
N°	Nom de la rue, app./bureau		N°	Nom de la rue, app./bureau	
Municipalité/ville			Municipalité/ville		
Province		Code postal	Province		Code postal
Principaux domaines d'activité de cet établissement		*Réservé à l'administration*	Principaux domaines d'activité de cet établissement		*Réservé à l'administration*
1er domaine d'activité		*Code d'activité*	1er domaine d'activité		*Code d'activité*
2e domaine d'activité (s'il y a lieu)		*Code d'activité*	2e domaine d'activité (s'il y a lieu)		*Code d'activité*

➜ Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001). ☐

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires en indiquant votre NEQ, la section correspondante et les modifications en terme d'ajout et/ou de retrait.

Numéro d'entreprise du Québec (NEQ)	
NEQ	1 1 4 9 0 1 5 7 1 2

4 - Informations générales (suite)

- Tout changement concernant l'établissement principal doit être déclaré dans la section prévue à cette fin.
- Pour ajouter ou retirer un établissement, inscrire le nom, l'adresse complète de cet établissement et les deux principaux domaines d'activité qui y sont exercés.
- Pour modifier ou ajouter soit le nom, l'adresse, les deux principaux domaines d'activité d'un établissement, ou pour déclarer une activité à déclaration obligatoire, inscrire toutes les coordonnées désignant cet établissement sous « ajout ».
  Pour retirer un établissement, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement. Pour déclarer la cessation de la vente de tabac au détail, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement concerné.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

Autres établissements

Ajout		**Retrait de cet établissement** ☐ **Retrait vente de tabac au détail seulement** ☐	
Nom		Nom	
N° / Nom de la rue, app./bureau		N° / Nom de la rue, app./bureau	
Municipalité/ville		Municipalité/ville	
Province	Code postal	Province	Code postal
Principaux domaines d'activité de cet établissement	*Réservé à l'administration*	Principaux domaines d'activité de cet établissement	*Réservé à l'administration*
1er domaine d'activité	*Code d'activité*	1er domaine d'activité	*Code d'activité*
2e domaine d'activité (s'il y a lieu)	*Code d'activité*	2e domaine d'activité (s'il y a lieu)	*Code d'activité*

➜ ***Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).*** ☐

E) Autres noms utilisés au Québec

- Déclarer tout autre nom utilisé par la personne morale dans l'exercice de ses activités, dans l'exploitation de son entreprise ou aux fins de la possession d'un droit réel immobilier autre qu'une priorité ou une hypothèque. Cela comprend notamment les noms d'emprunt utilisés, les noms de marchandises ou de services (marques de commerce) dont la personne morale est propriétaire ou usagère au Québec. S'il s'agit d'une marque de commerce, le préciser.
- Déclarer tout nouveau nom sous ajout et tout nom qui n'est plus utilisé sous retrait. Une version française est obligatoire pour chacun des noms déclarés dans une autre langue.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

Ajout	Retrait
Nom	Nom
Nom	Nom
Nom	Nom

5 - Identification des actionnaires - Pour toute modification, **réinscrire** par ordre d'importance le nom et le domicile des trois actionnaires qui détiennent le plus grand nombre de voix.

Est-ce que le premier actionnaire détient plus de 50 % des voix? Marquer la case appropriée d'un X. Oui ☐ Non ☐

Nom du **premier** actionnaire			
N° / Nom de la rue			App./bureau
Municipalité/ville	Province/État	Code postal	Pays
Nom du **deuxième** actionnaire			
N° / Nom de la rue			App./bureau
Municipalité/ville	Province/État	Code postal	Pays
Nom du **troisième** actionnaire			
N° / Nom de la rue			App./bureau
Municipalité/ville	Province/État	Code postal	Pays

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ, la section correspondante et les modifications en termes d'ajout et/ou de retrait.

Numéro d'entreprise du Québec (NEQ)	
NEQ	1 1 4 9 0 1 5 7 1 2

6 - Identification des administrateurs (qui sont membres du conseil d'administration) - Inscrire le code de fonction, le nom et le domicile pour tout changement (ajout/retrait ou modification de la fonction ou du domicile d'un administrateur).

Exemples :
- les **nouveaux** administrateurs : marquer la case **ajout** d'un X et inscrire les informations les concernant ;
- les personnes qui **n'agissent plus** comme administrateurs : marquer la case **retrait** d'un X et inscrire les informations les concernant ;
- les administrateurs dont la fonction ou le domicile est modifié doivent fournir toutes les informations les concernant (code de fonction, nom et domicile) : marquer une case **retrait** d'un X et inscrire les informations déjà déclarées ; marquer une case **ajout** d'un X et inscrire les nouvelles informations.

Codes de fonction des administrateurs : **PR** Président, **VP** Vice-président, **SE** Secrétaire, **TR** Trésorier, **ST** Secrétaire-trésorier, **AD** Administrateur, **Au** Autre

Champ	Administrateur 1	Administrateur 2
Ajout / Retrait	Ajout [X] Retrait [ ]	Ajout [ ] Retrait [X]
Code(s)	AD	AD
Si code AU, le **détailler** obligatoirement.		
Nom et prénom	Lamoureux, Claude	Dupont, Luc
N°	20	120
Nom de la rue, appartement	Dunbar Road	chemin Thomas-Maher
Municipalité/ville	Toronto	Lac-Saint-Joseph
Province/État	Ontario	Québec
Code postal	M 4 W 2 X 6	G 0 A 3 M 0
Pays	Canada	Canada

Champ	Administrateur 3	Administrateur 4
Ajout / Retrait	Ajout [ ] Retrait [ ]	Ajout [ ] Retrait [ ]
Code(s)		
Si code AU, le **détailler** obligatoirement.		
Nom et prénom		
N°		
Nom de la rue, appartement		
Municipalité/ville		
Province/État		
Code postal		
Pays		

Champ	Administrateur 5	Administrateur 6
Ajout / Retrait	Ajout [ ] Retrait [ ]	Ajout [ ] Retrait [ ]
Code(s)		
Si code AU, le **détailler** obligatoirement.		
Nom et prénom		
N°		
Nom de la rue, appartement		
Municipalité/ville		
Province/État		
Code postal		
Pays		

7 - Fondé de pouvoir - Si la personne morale n'a ni domicile ni établissement au Québec ou est dispensée de déclarer l'adresse de son domicile et/ou de ses établissements, inscrire le nom et l'adresse complète d'un fondé de pouvoir qui réside au Québec.

Marquer d'un X si vous désirez retirer le fondé de pouvoir déjà déclaré au registre. [ ]
Pour déclarer ou modifier des informations concernant le fondé de pouvoir, remplir toutes les cases ci-dessous.

Nom		
N°	Nom de la rue	App./bureau
Municipalité/ville	Province	Code postal

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ, la section correspondante et les modifications en termes d'ajout et/ou de retrait.

Numéro d'entreprise du Québec (NEQ)	
NEQ	1 1 4 9 0 1 5 7 1 2

8 - Identification des personnes qui ne sont pas membres du conseil d'administration (président, secrétaire, principal dirigeant)

- Pour ajouter des coordonnées, inscrire le code de fonction, le nom et le domicile sous ajout.
- Pour retirer des coordonnées déjà déclarées, inscrire le code de fonction, le nom et le domicile sous retrait.
- Pour modifier des coordonnées, inscrire les nouvelles coordonnées sous ajout et les coordonnées déjà déclarées sous retrait.

Codes de fonction : PR Président **SE** Secrétaire **PD** Principal dirigeant

Ajout	Retrait
Code / Nom et prénom	Code / Nom et prénom
N° / Nom de la rue, app./bureau	N° / Nom de la rue, app./bureau
Municipalité/ville / Province/État	Municipalité/ville / Province/État
Code postal / Pays	Code postal / Pays
Code / Nom et prénom	Code / Nom et prénom
N° / Nom de la rue, app./bureau	N° / Nom de la rue, app./bureau
Municipalité/ville / Province/État	Municipalité/ville / Province/État
Code postal / Pays	Code postal / Pays
Code / Nom et prénom	Code / Nom et prénom
N° / Nom de la rue, app./bureau	N° / Nom de la rue, app./bureau
Municipalité/ville / Province/État	Municipalité/ville / Province/État
Code postal / Pays	Code postal / Pays

9 - Administrateur du bien d'autrui

- Cette personne a les droits et obligations que la *Loi sur la publicité légale des entreprises individuelles, des sociétés et des personnes morales* confère à la personne morale.

Marquer d'un X si vous désirez retirer l'administrateur du bien d'autrui déjà déclaré au registre. ☐

Pour déclarer ou modifier des informations concernant l'administrateur du bien d'autrui, remplir toutes les cases ci-dessous.

CU Curateur ☐ **FI** Fiduciaire ☐ **LI** Liquidateur ☐ **SQ** Séquestre ☐ **SY** Syndic ☐

AU Autre ☐ Si autre, le **détailler** obligatoirement.

Nom | N° | Nom de la rue, app./bureau

Municipalité/ville | Province/État | Code postal | Pays

10 - Certification

Je Manon Deslauriers

Prénom et nom de la personne autorisée

domicilié(e) au 1405, boulevard du Parc-Technologique, Québec, QC G1P 4P5, Canada

N°, rue, appartement, municipalité/ville, province, code postal et pays

atteste que je suis la personne autorisée par la personne morale à signer la présente déclaration et que les renseignements déclarés sont vrais.

[signature]

Signature obligatoire

2007/12/20

Date (année/mois/jour)

Un exemplaire de cette déclaration sera déposé au registre des entreprises et l'autre vous sera retourné.

SIGNER ET RETOURNER TOUTES LES PAGES DE CETTE DÉCLARATION EN DEUX EXEMPLAIRES.

NE PAS TÉLÉCOPIER.

END